

EXHIBIT 99.1

April 28, 2011

To Our Members:

This letter will update you on the Federal Home Loan Bank of Chicago's financial results for the first quarter of 2011. While the results discussed here are preliminary and unaudited, we are pleased to report that we had our sixth consecutive profitable quarter and continued to build our retained earnings, which exceed $1.1 billion. We expect to file our first quarter 2011 report (Form 10-Q) with the Securities and Exchange Commission next month. You will be able to access it through our website, www.fhlbc.com, or the SEC's reporting website, www.sec.gov/edgar.

As we have indicated previously, our goals are to:

- Provide our members with short-term liquidity and long-term funding as integral components of their business strategies;
- Generate consistent, profitable results while extending the benefits of our funding advantage to our members;
- Maintain an appropriate dividend;
- Stabilize our capital base through a capital stock conversion;
- Build retained earnings;
- Simplify the business model and operations of the Bank; and
- Restore full liquidity to our stock.

These goals - some of which we have accomplished and some that remain in the future - are key to building the financial strength and effectiveness of your cooperative as a partner in your daily funding needs, as well as your contingency liquidity plans.

<u>**First Quarter 2011 Financial Highlights**</u>

- We recorded net income of $26 million for the first quarter of 2011, an improvement over income of $1 million for the first quarter of 2010. Net interest income of $119 million was 13% lower than net interest income of $136 million in the first quarter of 2010, but credit-related other-than-temporary-impairment (OTTI) charges and losses associated with derivatives and hedging activities were also lower. In contrast to previous quarters, this quarter's income did not benefit from unusually high prepayment fees as the prepayment of advances slowed.

- Advances outstanding at March 31, 2011, were $17.9 billion, 5% lower than the previous quarter-end level of $18.9 billion. As is the case for many of the Home Loan Banks across the System, our lower advance levels reflect reduced overall levels of lending and deposit-rich balance sheets across our membership.

- Mortgage Partnership Finance® (MPF®) loans held in portfolio declined $1.3 billion (7%) to $17.0 billion from $18.3 billion at December 31, 2010. These reductions are a direct result of our 2008 decision not to add MPF loans to our balance sheet. MPF Xtra® loan volume was $433 million during the first quarter of 2011.

- Total investment securities of $39.0 billion at March 31, 2011, were flat compared to December 31, 2011. As you know, the Bank acquired lower-risk investments to replace the expected run-off in the MPF portfolio and lower levels of advances. This investment portfolio provides support to our earnings during the transition of our balance sheet and business model. We completed this acquisition program last year and, in the future, we expect the investment portfolio to decrease.

- As a result of our net income, our retained earnings grew $26 million to $1.1 billion at March 31, 2011, after the payment of the fourth quarter 2010 dividend.

- We announced the allocation of $35 million for our Affordable Housing Program (AHP) for 2011. Applications will be available by June 1 for $23 million in competitive AHP grants. In the first month of availability of $11.6 million in Downpayment Plus® grants, more than 150 members have registered to provide assistance to their homebuyer customers.

- We remain in compliance with all of our regulatory capital requirements.

Summary of First Quarter 2011 Financial Results

Net Interest Income Reflects Reduction in MPF Portfolio and Lower Advance Balances
Net interest income for the first quarter of 2011 was $119 million, a 13% decrease from net interest income of $136 million in the first quarter of 2010. As the expected reduction in the MPF portfolio continues, we are focused on generating and maintaining a yield on earning assets sufficient to support a business model focused on advances.

OTTI Charges on Private-Label MBS Portfolio Continue
Credit-related OTTI charges of $20 million against our investment in private-label mortgage-backed securities (MBS) reduced our earnings in the first quarter of 2011. We intend to hold the private-label MBS portfolio to maturity and may experience additional OTTI charges in the future. We will continue to work with the other Federal Home Loan Banks to analyze these securities quarterly.

Hedging Costs Fluctuate Due to Market Volatility and Balance Sheet Composition
We recognized losses of $14 million on derivative and hedging activities in the first quarter of 2011, compared to losses of $63 million in the first quarter last year. As long as the MPF portfolio remains a relatively large component of the overall balance sheet, we anticipate fluctuations in gains or losses from derivative and hedging activities from quarter to quarter and year to year. As we have stated previously, we expect that the Bank's sensitivity to market rate movements will decline, and that the variability of income due to gains and losses on derivative and hedging activities will moderate over time.

Non-Interest Expenses Reflect Market Influences

Non-interest expenses for the quarter increased $8 million (29%) to $36 million from $28 million in the first quarter of 2010. Despite the overall strong performance of loans in the MPF Program, we, like many of our members, are incurring costs associated with real estate owned (REO). REO losses net of expenses were $5 million in Q1 2011, up from less than $1 million in Q1 2010. In addition, Office of Finance and Federal Housing Finance Agency expenses increased and our pension plan contribution was $3 million for the quarter, an increase of $2 million from one year ago and a reflection of the low-rate environment.

Lower Advances; Reduction in MPF Portfolio Continues

Advances outstanding at the quarter-end were $17.9 billion, $1 billion (5%) lower than the 2010 year-end level of $18.9 billion. Some members have reported that their lower borrowing levels reflect lower loan demand in their markets and communities and/or higher deposits, while others have not renewed advances in an effort to strengthen their capital positions. We also know that some members view us more in terms of emergency funding than daily or short-term funding. Our recent announcement of lower advance pricing and our efforts to expand member collateral capacity are directly related to our positioning the Bank as a core provider of members' funding.

Total MPF loans held in portfolio were $17.0 billion at the end of the first quarter of 2011, a reduction of $1.3 billion (7%) from December 31, 2010. We increased our allowance for loan loss from $33 million to $38 million consistent with the increase in our nonperforming and impaired MPF Loan amounts. Despite the increase in the MPF loan loss allowance, MPF loans continue to have lower delinquency rates than the national average for conventional conforming mortgage loans.

The MPF Xtra product has proven to be popular with our members, as well as the members of the Federal Home Loan Banks of Boston, Des Moines, and Pittsburgh. Since the inception of the program in late 2008, 281 participating financial institutions System-wide have funded more than $7.2 billion in loans. In 2011, we anticipate offering a servicing-released option under the MPF Xtra product.

Total assets remained relatively unchanged at $84.0 billion at the quarter-end. Reductions in advance levels and MPF loans were offset by increases in the liquidity portfolio. We anticipate that the overall size of the Bank will fall as MPF loans continue to pay down and we seek to operate at the scale dictated by the level of our members' borrowing levels.

Retained earnings surpassed $1.1 billion at the end of the first quarter of 2011. The level of retained earnings is an important indicator of the improving financial strength of the Bank.

Member Credit

Year-to-date, six of our member institutions have been resolved by the FDIC. At the time of their resolutions, we had $52 million in advances outstanding to these members. We are pleased to report that the Federal Home Loan Bank model of securing advances with mortgage assets and securities has continued to be sound as we have not experienced any credit losses as a result of these resolutions. As you know, an important aspect of the value proposition of membership in the Federal Home Loan Bank of Chicago is that we continue to support members' funding needs throughout economic and credit cycles.

Commitment to Community Investment and Affordable Housing
Our Community Investment Advisory Council recently published its Annual Report for 2010, which is also available on our website. More than 150 members have already taken advantage of our Downpayment Plus Program. Applications for the competitive grants available through our Affordable Housing Program will be available June 1. Please review our website or contact our Community Investment team for more information about obtaining grants for much-needed community development and affordable housing initiatives.

Summary
I hope you are planning to attend one of our five regional meetings in early June. The meetings will focus on what we're hearing from you about conditions and trends in your markets and communities. We will be discussing the results of the brief survey that was emailed to you last week, as well as providing updates on developments at the Bank and discussing ways we can partner with you for the future. For more information on the meetings, please contact your relationship manager or review the Events Calendar on www.fhlbc.com.

We are working with our regulator to gain approval for our submitted capital stock plan. Once we receive approval, we will review the structure and timing of a capital stock conversion with you.

Please refer to the attached Condensed Statements of Income and Statements of Condition and the discussion of the market value of the Bank's equity, level of retained earnings, and the spread of return on average regulatory capital to three-month Libor that follows.

As always, we welcome your comments and questions and look forward to working more closely with you during 2011.

Best regards,

Matt Feldman
President and CEO

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the quarter ended March 31,		
	2011	2010	2011 / 2010 Change
Interest income	$ **586**	$ 672	(13)%
Interest expense	**461**	530	(13)%
Provision for credit losses	**6**	6	— %
Net interest income	**119**	136	(13)%
Other-than-temporary impairment (credit loss)	**(20)**	(44)	55 %
Other non-interest gain (loss)	**(27)**	(62)	56 %
Non-interest expense	**36**	28	29 %
Assessments	**10**	1	900 %
Net income (loss)	$ **26**	$ 1	2,500 %
Net yield on interest-earning assets	**0.58%**	0.65%	(0.07)%

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

As of:	**March 31, 2011**	December 31, 2010	Change
Cash and due from banks	$ **1,311**	$ 282	365 %
Federal Funds sold and securities purchased under agreement to resell	**8,480**	7,243	17 %
Investment securities	**39,014**	38,996	— %
Advances	**17,893**	18,901	(5)%
MPF Loans held in portfolio, net	**16,960**	18,294	(7)%
Other	**353**	400	(12)%
Total assets	$ **84,011**	$ 84,116	— %
Consolidated obligation discount notes	$ **22,685**	$ 18,421	23 %
Consolidated obligation bonds	**53,534**	57,849	(7)%
Subordinated notes	**1,000**	1,000	— %
Other	**3,770**	3,897	(3)%
Total liabilities	**80,989**	81,167	— %
Capital stock	**2,332**	2,333	— %
Retained earnings	**1,125**	1,099	2 %
Accumulated other comprehensive income (loss)	**(435)**	(483)	10 %
Total capital	**3,022**	2,949	2 %
Total liabilities and capital	$ **84,011**	$ 84,116	— %
Regulatory capital stock plus Designated Amount of subordinated notes	$ **3,863**	$ 3,863	— %

Remediation Dashboard

In order to provide our members with greater clarity as we work to transition the Bank, we regularly monitor our ratio of Market Value to Book Value, the level of our Retained Earnings, and our Spread of the Return of Average Regulatory Capital to Three-month Libor. Together, these metrics provide a view of our progress in restructuring our business model and our balance sheet to fortify the financial strength of the Bank.

Ratio of Market Value to Book Value

 The market value of the Bank continues to be positively impacted by our previous restructuring of the balance sheet and the increase in value of investment securities. The ratio of market value to book value improved from 80% at March 31, 2010 to 92% at March 31, 2011. This improvement reflects our efforts to remediate the Bank, which we believe will lead us to restore full liquidity to our stock in the future, subject to the approval of our regulator.



Retained Earnings

The growth of retained earnings is a key element in the Bank's plan to improve its financial strength and stability. Retained earnings at March 31, 2011 were $1.1 billion compared to $709 million at March 31, 2010.



Spread of Return on Average Regulatory Capital to Three-Month Libor

Over time, we have seen substantial variability in the spread of our return on average regulatory capital (which excludes subordinated notes) relative to three-month Libor. This measure is driven in large part by fluctuating gains and losses on derivative and hedging activities and continuing OTTI charges. Our goal is to reduce the variability in this measure over time.

